EXHIBIT 99.1

B2Gold Announces Initial Inferred Mineral Resource Estimate for the Springbok Zone of the Antelope Deposit at the Otjikoto Mine in Namibia

VANCOUVER, British Columbia, June 20, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, located approximately three kilometers (“km”) south of the Otjikoto Phase 5 open pit at the Otjikoto Mine in Namibia. All dollar figures are in United States dollars unless otherwise indicated.

Highlights

  Initial discovery to commencement of a Preliminary Economic Assessment (“PEA”) in under two years
    The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to confirmatory drilling, was discovered in 2022 following deep drill testing by B2Gold exploration personnel on three-dimensional models of airborne magnetic data
    Over 36,000 meters (“m”) have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 m completed in 2024, to establish the 50 x 50 m spacing that informs this initial Inferred Mineral Resource Estimate
  Initial Inferred Mineral Resource Estimate of 390,000 gold ounces meets the B2Gold threshold to initiate PEA-level studies of development by underground mining methods, similar to the Wolfshag deposit
    The Mineral Resource estimate on the Springbok Zone that will form the basis for a potential PEA includes Inferred Mineral Resources of 1.75 million tonnes grading 6.91 grams per tonne (“g/t”) gold for a total of 390,000 ounces of gold
    Ongoing exploration drilling on the Oryx Zone, which appears to represent a second shoot northeast of and stacked stratigraphically above the Springbok Zone, has returned high-grade intervals that demonstrate the potential to increase the Mineral Resource estimate
  Subject to receipt of a positive PEA study and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026
    Potential to supplement the processing of low-grade stockpiles at the Otjikoto Mine through 2031, with the goal of increasing gold production levels to over 100,000 ounces per year from 2026 through 2031
  Recent drilling at the Springbok Zone remains open southward, indicating additional exploration potential beyond the currently defined resource
    Drill hole GH24-097 intersected 13.68 g/t gold over 6.10 m from 470.63 m, and drill hole GH24-104 intersected 21.64 g/t gold over 5.88 m from 502.37 m

Figure 1. Otjikoto Mine and Antelope Deposit Location Overview

720 000 mE
N
OTJIKOTO
IMPALA
ORYX
SPRINGBOK
0
1,000
meters
Antelope Drillholes
2024
2022-2023
Final Planned Pit
Mining Licence

Springbok Zone June 2024 Mineral Resource Estimate

Category	Domain	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Inferred	Springbok	1,630,000	7.09	370,000
Inferred	Other	130,000	4.60	20,000
Inferred	Total	1,750,000	6.91	390,000

Notes:

  The Qualified Person as defined under National Instrument 43-101 for the Springbok Zone June 2024 Mineral Resource estimate is Andrew Brown, P.Geo., B2Gold’s Vice President, Exploration.
  Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
  The Springbok Zone June 2024 Mineral Resource Estimate has an effective date of June 14, 2024.
  Mineral Resources are reported on a 100% basis.
  The Springbok Zone June 2024 Mineral Resource Estimate assumes an underground mining method. Mineral resources are reported within optimized stopes that were created using a 3 g/t Au cut-off and minimum thickness of 4 m.
  “Other” resource ounces are adjacent to the main Springbok Zone and are within the 50 x 50 m drill spacing that defines the inferred mineral resource.
  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Resource Model Methodology

The initial Springbok Mineral Resource model was prepared in-house by B2Gold personnel. Drilling completed in support of the June 2024 Mineral Resource Estimate includes 60 diamond drillholes (32,249 m of drilling).

High-grade mineralization at the Springbok Zone forms shallowly plunging shoots within gently dipping stratigraphy. High-grade and low-grade mineralization domains were modeled along these trends in three-dimensions and used to control the estimation of gold grades.

All resources at the Springbok Zone are hosted within fresh rock.

Outlier assays were capped at 4 g/t gold in the low-grade domain and 35 g/t gold in the high-grade domain. Gold grades were capped prior to compositing to 1 m. Grades were estimated into the block model using Inverse Distance Cubed (ID3) interpolation with searches dynamically controlled along mineralized zone trends.

A total of 4,382 bulk density measurements were made at site on drill core samples using the Archimedes water-displacement method. The average density is 3.11 tonnes per cubic meter (“t/m3”) in the low-grade domain and 3.37 t/m3 in the high-grade domain.

Nominal drill hole spacing for Inferred Mineral Resources is 50 x 50 m.

2024 Otjikoto Exploration Drilling Program

The 2024 exploration budget for Namibia is $9 million, funding the largest drill program at the Otjikoto Mine since the definition of the Wolfshag discovery in 2012. A total of 39,000 m of drilling have been budgeted for 2024 and five rigs are currently active on the drill program.

Overall, the Antelope deposit mineralization has been intersected by drilling over a combined strike length of approximately 1,500 m. Over two km of prospective stratigraphy remain relatively untested between the Oryx Zone and the southernmost known mineralization in Phase 5 of the Otjikoto Mine open pit. Drilling over this zone is planned for the second half of 2024.

The initial Inferred Mineral Resource for the Springbok Zone is a significant milestone, following the 2022 discovery of the Antelope deposit, a blind target, in that mineralization does not outcrop on the Otjikoto mining license. Mineralization in the Springbok Zone is characterized by quartz-pyrrhotite-magnetite veins and locally, visible gold. Mineralization has been overprinted by deformation focused along two main marble beds, that serve as major stratigraphic markers in the Otjikoto Mine stratigraphy.

High-grade gold mineralization exhibits continuity along a shoot-like geometry plunging shallowly north-northeast. This implies a subtle inflection in the stratigraphy that hosts the Otjikoto deposit, where the mineralized zones plunge shallowly south-southwest. Of the 16,950 m of drilling completed on the Springbok Zone in 2024, drill holes such as GH24-104 (21.64 g/t gold over 5.88 m from 502.37 m) and GH24-097 (13.68 g/t gold over 6.10 m from 470.63 m) highlight some of the high-grade width intervals present within the Springbok Zone. One of the most recent drill holes, GH24-117, intersected 7.13 g/t gold over 6.56 m from 416.72 m, including a higher-grade interval of 11.13 g/t gold over 3.81 m, and is the southernmost intersection of the Springbok Zone, indicating that mineralization remains open-ended to the southeast. As previously reported, the deep mineralization in the Antelope deposit, including the Springbok Zone, is potentially amenable to underground mining based on comparable inputs from the underground mining of the Wolfshag deposit.

Highlights from the 2024 infill drill program on the Springbok Zone include:

HoleID	Zone	From (m)	To (m)	Length (m)	Au (g/t)
GH24-088	Springbok	438.60	446.70	8.10	6.24
GH24-093	Springbok	445.14	449.90	4.76	6.99
GH24-097	Springbok	470.63	476.73	6.10	13.68
GH24-099	Springbok	432.80	437.53	4.73	4.26
GH24-104	Springbok	502.37	508.25	5.88	21.64
GH24-117	Springbok	416.72	423.28	6.56	7.13

Note:

  All composites reported are above a 3.5 g/t gold cutoff, applying a maximum internal dilution of 2 m. Results are uncapped. Core lengths approximate true width of mineralized intervals.

With the 50 x 50 m infill drill program of the Springbok Zone completed, three rigs will be deployed to the Oryx Zone. Previously announced drill holes such as GH23-056, which intersected 9.86 g/t gold over 7.48 m from 517.55 m, indicate that resource potential is open to the northeast along strike from the Springbok Zone.

Figure 2. Springbok Zone 2024 Infill Drilling Results

Quality Assurance/Quality Control on Sample Collection and Assaying

LeachWell analysis at the Otjikoto Mine Lab has been the primary method of analysis of half core (NQ) samples from the Antelope deposit. Assay composites presented herein are derived from 1-kilogram samples. Tails from mineralized zones are fire assayed to determine the gold recoveries, which averages ~95%. Quarterly submission of coarse reject material is sent to a certified external laboratory for Screen Fire Assay check analysis. In-house studies by B2Gold indicate that LeachWell results compare favorably to fire assay completed by ALS Johannesburg.

Quality assurance and quality control procedures include the systematic insertion of blanks, LeachWell certified standards and duplicates in the drill core sample sequence. The results of the control samples are evaluated on a regular basis with partial batches re-analyzed and/or resubmitted on exploration samples, as needed. All results stated in this announcement have been accepted according to B2Gold’s quality assurance and quality control protocols.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

Qualified Persons

Andrew Brown, P.Geo., Vice President, Exploration at B2Gold, a qualified person under National Instrument 43-101, has reviewed and approved the scientific information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the potential for the Antelope deposit to be developed as an underground mining operation and contribute gold during the low-grade stockpile processing at the Otjikoto Mine in 2026. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Photos accompanying this announcement are available at
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For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com
Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com